SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)


                            Hemagen Diagnostics, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   423501 105
--------------------------------------------------------------------------------

                                 (CUSIP Number)


                              Gary P. Kreider, Esq.
                           Keating, Muething & Klekamp
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 1999
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


                       (Continued on the following pages)

 CUSIP No. 423501 105                      13D      Page 2 of 18 Pages


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jerry L. Ruyan
--------------------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                               (b)  [ ]

--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------


 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)           [ ]

--------------------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------


                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      2,787,842 - See Item 5(I)(b)
         REPORTING
        PERSON WITH          9      SOLE DISPOSITIVE POWER

                                    468,478 - See Item 5(I)(b)

                             10      SHARED DISPOSITIVE POWER

                                     926,007
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,787,842 - See Item 5(I)(a)
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   29.14%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 423501 105                       13D      Page 3 of 18 Pages


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           William P. Hales

--------------------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                               (b) [ ]

--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------

 4        SOURCE OF FUNDS*

             PF

--------------------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [ ]


--------------------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------

                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      2,787,842 - See Item 5(II)(b)
         REPORTING
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     1,233,357 - See Item 5(II)(b)

                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,787,842 - See Item 5(II)(a)
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.14%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 423501 105                       13D      Page 4 of 18 Pages


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thomas A. Donelan

--------------------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                               (b) [ ]
--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------

 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------

                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      2,787,842 - See Item 5(III)(b)
         REPORTING
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     80,000

                             10      SHARED DISPOSITIVE POWER

                                     926,007 - See Item 5(III)(b)
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,787,842 - See Item 5(III)(a)
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.14%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 423501 105                       13D      Page  5 of 18 Pages

--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Christopher P. Hendy

--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                               (b) [ ]

--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------

 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

--------------------------------------------------------------------------------

                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      2,787,842 - See Item 5(IV)(b)
         REPORTING
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     80,000

                             10      SHARED DISPOSITIVE POWER

                                     926,007 - See Item 5(IV)(b)
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,787,842 - See Item 5(IV)(a)
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*


--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.14%

--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 423501 105                       13D      Page  6 of 18 Pages


--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Redwood Holdings, Inc.

--------------------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                               (b) [ ]

--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------

 4        SOURCE OF FUNDS*

             PF
--------------------------------------------------------------------------------

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Ohio corporation

--------------------------------------------------------------------------------

                              7      SOLE VOTING POWER

         NUMBER OF                   -0-
          SHARES
       BENEFICIALLY           8      SHARED VOTING POWER
         OWNED BY
           EACH                      2,787,842 - See Item 5(V)(b)
         REPORTING
        PERSON WITH           9      SOLE DISPOSITIVE POWER

                                     -0-

                             10      SHARED DISPOSITIVE POWER

                                     926,007
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,787,842 - See Item 5(V)(a)
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.14%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Common Stock of Hemagen Diagnostics, Inc., a Delaware corporation. Hemagen's principal executive offices are located at 34-40 Bear Hill Road, Waltham, Massachusetts, 02451.

Item 2.  Identity and Background.

                  Jerry L. Ruyan

                  (a)      Jerry L. Ruyan

                  (b)      9468 Montgomery Road, Cincinnati, Ohio 45242

                  (c) Mr. Ruyan is primarily engaged in the business of investing in businesses which he believes will improve with better management. He conducts his investment activities from the address listed in (b) above. Mr. Ruyan also serves as Hemagen's CEO and Chairman of the Board of Directors.

                  (d) Mr. Ruyan, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) Mr. Ruyan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Ruyan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      United States citizen.

                  William P. Hales

                  (a)      William P. Hales.

                  (b)      408 West 57th Street, 4A, New York, New York 10019.

                  (c) Mr. Hales serves as Hemagen's President and is a member of its Board of Directors.

                  (d) Mr. Hales, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) Mr. Hales, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hales being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      United States citizen.

                  Thomas A. Donelan

                  (a)      Thomas A. Donelan.

                  (b)      9468 Montgomery Road, Cincinnati, Ohio 45242

                  (c)      Redwood   Venture  Group,   9468   Montgomery   Road,
                           Cincinnati, Ohio 45242. Mr. Donelan also serves as a member of Hemagen's Board of Directors.

                  (d) Mr. Donelan, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) Mr. Donelan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Donelan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      United States citizen.

                  Christopher P. Hendy

                  (a)      Christopher P. Hendy.

                  (b)      9468 Montgomery Road, Cincinnati, Ohio 45242

                  (c)      Redwood   Venture  Group,   9468   Montgomery   Road,
                           Cincinnati, Ohio 45242. Mr. Hendy also serves as a member of Hemagen's Board of Directors.

                  (d) Mr. Hendy, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) Mr. Hendy, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hendy being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      United States citizen.

                  Redwood Holdings, Inc.

                  (a)      Redwood Holdings, Inc.

                  (b)      9468 Montgomery Road, Cincinnati, Ohio 45242

                  (c) Redwood Holdings, Inc. is a 100% owned subsidiary of an employee stock ownership plan, the beneficial owners of which are Jerry L. Ruyan - 49.9%, Thomas A. Donelan - 24.9% and Christopher P. Hendy - 24.9%. Redwood Holdings, Inc.'s address is Redwood Venture Group, 9468 Montgomery Road, Cincinnati, Ohio 45242.

                  (d) Redwood Holdings, Inc., during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) Redwood Holdings, Inc., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Redwood Holdings, Inc. being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Ohio corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

     Redwood Holdings, Inc. and Messrs. Ruyan, Hales, Donelan and Hendy have utilized personal funds in connection with acquisitions to date of the Common Stock.

Item 4.  Purpose of Transaction.

     William P. Hales, Redwood Holdings, Inc. and certain of its employees, namely, Jerry L. Ruyan, Thomas A. Donelan and Christopher P. Hendy (Hales and the employees of Redwood Holdings, Inc. are collectively referred to sometimes hereafter as the "Redwood Nominees") solicited written consents from shareholders of Hemagen seeking several changes to its Bylaws, the removal of its directors and the election of the Redwood Nominees. The solicitation commenced July 20, 1999 and was opposed by Hemagen. Following the delivery of consents by the Redwood Nominees and their initiation of litigation, the matter was settled pursuant to a Settlement Agreement entered into September 30, 1999.

     Under the Settlement Agreement, four of Hemagen's six directors, namely, Carl Franzblau, Lawrence Gilbert, Charles W. Smith and Paul N. Fruitt, resigned and were replaced by Jerry L. Ruyan, William P. Hales, Thomas A. Donelan and Christopher P. Hendy. The new Board of Directors then elected Jerry L. Ruyan as Chairman and CEO and William P. Hales as President.

     The newly-reconstituted Board, in accordance with the authorization previously given by shareholders in the consent solicitation referred to above, then granted options to purchase its common stock at an exercise price of $1.36 per share, expiring September 30, 2009 and becoming exercisable upon the earliest to occur of March 31, 2001, when the price of Hemagen's common stock trades above $5 per share for 20 consecutive trading days or upon a change in control of Hemagen. The option grant was to Redwood Holdings, Inc. to the extent of 866,007 shares and William P. Hales to the extent of 866,007 shares.

     The Board next resolved to reimburse the Redwood Group for its expenditures in the consent solicitation of up to $300,000, with the actual amount to be determined by adequate documentation and with payment to be in shares of Hemagen's common stock at the average of the closing prices on the five preceding trading days, namely, $1.06875 per share.

     Redwood Holdings, Inc. and Messrs. Ruyan, Hales, Donelan and Hendy own the securities reported in this Schedule 13D for the purpose of controlling Hemagen. Redwood Holdings, Inc. and Messrs. Ruyan, Hales, Donelan and Hendy may also acquire additional securities of Hemagen from time-to-time. They will monitor their investment in Hemagen and, in the future, may make additional acquisitions or dispositions of that stock.

     Except as set forth above, they do not have any plans or proposals which relate to or would result in:

     4.1 The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     4.2  An   extraordinary   corporation   transaction,   such  as  a  merger,
          reorganization or liquidation, involving the issuer or any of its subsidiaries;

     4.3 A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     4.4 Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     4.5 Any material change in the present capitalization or dividend policy of the issuer;

     4.6 Any other material change in the issuer's business or corporate structure;

     4.7 Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     4.8 Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     4.9 A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     4.10 Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer.

                  I.       Jerry L. Ruyan

                  (a) See page 2, nos. 11 and 13. No. 11 includes 182,227 warrants to purchase Common Stock and 1,732,014 options to purchase Common Stock.

                  (b) See page 2, nos. 7-10. No. 8 includes 182,227 warrants to purchase Common Stock and 1,732,014 options to purchase Common Stock. No. 9 includes
                           72,727 warrants to purchase Common Stock. No. 10 includes 866,007 options to purchase Common Stock. All of the options mentioned in this Item are exercisable at $1.36 per share upon the earliest of March 31, 2001, when the price of the Common Stock trades above $5 per share for twenty consecutive trading days or upon a change in control of Hemagen and expire September 30, 2009. All of the warrants mentioned in this Item are currently exercisable at $2.75 per share and expire February 28, 2001.

                  (c) All of the following trades were made in the last 60 days:

              ---------- --------------- ------------------- ------------------
                 Date      Transaction     Number of Shares    Price Per Share
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale             10,000             2-11/32
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale             10,000              2-9/32
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale             10,000              2-1/4
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale             19,900              2-3/16
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale             20,000              2-3/8
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale             20,000              2-5/16
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale             15,000               2.01
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale            136,627               2.01
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale                500             2.31250
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale              8,000             2.18750
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale              6,900             2.21870
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale             15,000             2.15620
              ---------- --------------- ------------------- ------------------
                9/3/99         Sale                500             2.28120
              ---------- --------------- ------------------- ------------------
               9/14/99       Purchase            7,850             1.25
              ---------- --------------- ------------------- ------------------
               9/30/99       Purchase           387,801             1.125
              ---------- --------------- ------------------- ------------------

                           All transactions were made in the open market except that the purchase of 387,801 shares occurred in a private transaction.

                  (d)      None.

                  (e)      Not Applicable.

                  II.      William P. Hales

                  (a) See page 3, nos. 11 and 13. No. 11 includes 182,227 warrants to purchase Common Stock and 1,732,014 options to purchase Common Stock.

                  (b) See page 3, nos. 7-10. No. 8 includes 182,227 warrants to purchase Common Stock and 1,732,014 options to purchase Common Stock. No. 9 includes 49,500 warrants to purchase Common Stock and 866,007 options to purchase Common Stock. All of the options mentioned in this Item are exercisable at $1.36 per share upon the earliest of March 31, 2001, when the price of the Common Stock trades above $5 per share for twenty consecutive trading days or upon a change in control of Hemagen and expire September 30, 2009. All of the warrants mentioned in this Item are currently exercisable at $2.75 per share and effective February 28, 2001.

                  (c) All of the following trades in the Common Stock were made in the last 60 days:

                 ---------- -------------- ------------------ ------------------
                    Date     Transaction    Number of Shares   Price Per Share
                 ---------- -------------- ------------------ ------------------
                   9/3/99        Sale           180,700                2.04
                 ---------- -------------- ------------------ ------------------
                   9/3/99        Sale            19,400                2.04
                 ---------- -------------- ------------------ ------------------
                  9/14/99      Purchase           7,850                1.25
                 ---------- -------------- ------------------ ------------------
                  9/16/99      Purchase          30,000                1.75
                 ---------- -------------- ------------------ ------------------
                  9/16/99      Purchase          30,000*               .50
                 ---------- -------------- ------------------ ------------------
                  9/30/99      Purchase         250,000               1.125
                 ---------- -------------- ------------------ ------------------
                  9/30/99    Option Grant       866,007                N.A.
                 ---------- -------------- ------------------ ------------------

                    *Warrants

               All transactions were made in the open market except that the purchase of 250,000 shares occurred in a private transaction.

                  (d)      None.

                  (e)      Not Applicable.

                  III.     Thomas A. Donelan

                  (a) See page 4, nos. 11 and 13. No. 11 includes 182,227 warrants to purchase Common Stock and 1,732,014 options to purchase Common Stock.

                  (b) See page 4, nos. 7-10. No. 8 includes 182,227 warrants to purchase Common Stock and 1,732,014 options to purchase Common Stock. No. 10 includes 866,007 options to purchase Common Stock. All of the options mentioned in this Item are exercisable at $1.36 per share upon the earliest of March 31, 2001, when the price of the Common Stock trades above $5 per share for twenty consecutive trading days or upon a change in control of Hemagen and expire September 30, 2009. All of the warrants mentioned in this Item are currently exercisable at $2.75 per share and effective February 28, 2001.

                  (c) All of the following trades were made in the last 60 days:

                       ------- ------------- ------------------ ----------------
                         Date   Transaction   Number of Shares   Price Per Share
                       ------- ------------- ------------------ ----------------
                        9/3/99      Sale            5,000            2-9/32
                       ------- ------------- ------------------ ----------------
                        9/3/99      Sale           30,100             2-1/4
                       ------- ------------- ------------------ ----------------
                        9/3/99      Sale            9,000            2-7/16
                       ------- ------------- ------------------ ----------------
                        9/3/99      Sale            2,000             2-3/8
                       ------- ------------- ------------------ ----------------
                        9/3/99      Sale            4,000            2-5/16
                       ------- ------------- ------------------ ----------------
                        9/9/99    Purchase         10,000             1-1/4
                       ------- ------------- ------------------ ----------------
                       9/30/99    Purchase         70,000             1-1/8
                       ------- ------------- ------------------ ----------------

                           All transactions before 9/30/99 occurred in the open market. The 9/30/99 purchase occurred in a private transaction.

                           (d)  None.

                           (e)  Not Applicable.

                  IV.  Christopher P. Hendy

                    (a) See page 5, nos. 11 and 13. No. 11 includes 182,227 warrants to purchase Common Stock and 1,732,014 options to purchase Common Stock.

                    (b) See page 5, nos. 7-10. No. 8 includes 182,227 warrants to purchase Common Stock and 1,732,014 options to purchase Common Stock. No. 10 includes 866,007 options to purchase Common Stock. All of the options mentioned in this Item are exercisable at $1.36 per share upon the earliest of March 31, 2001, when the price of the Common Stock trades above $5 per share for twenty consecutive trading days or upon a change in control of Hemagen and expire September 30, 2009. All of the warrants mentioned in this Item are currently exercisable at $2.75 per share and expire February 28, 2001.

                    (c) All of the following trades were made in the last 60 days:

                  --------- -------------- ------------------ ------------------
                     Date    Transaction    Number of Shares    Price Per Share
                  --------- -------------- ------------------ ------------------
                    9/3/99       Sale            25,000               2-3/8
                  --------- -------------- ------------------ ------------------
                    9/3/99       Sale             9,900             2-13/32
                  --------- -------------- ------------------ ------------------
                    9/3/99       Sale             5,100              2-3/16
                  --------- -------------- ------------------ ------------------
                    9/9/99     Purchase          10,000               1-1/4
                  --------- -------------- ------------------ ------------------
                   9/30/99     Purchase          70,000               1-1/8
                  --------- -------------- ------------------ ------------------

                    All transactions before 9/30/99 occurred in the open market. The 9/30/99 purchase occurred in a private transaction.

                    (d)  None.

                    (e)  Not Applicable.

          V.   Redwood Holdings, Inc.

                    (a) See page 6, nos. 11 and 13. No. 11 includes 182,227 warrants to purchase Common Stock and 1,732,014 options to purchase Common Stock.

                    (b) See page 5, nos. 7-10. No. 8 includes 182,227 warrants to purchase Common Stock and 1,732,014 options to purchase Common Stock. All of the options mentioned in this Item are exercisable at $1.36 per share upon the earliest of March 31, 2001, when the price of the Common Stock trades above $5 per share for twenty consecutive trading days or upon a change in control of Hemagen and expire September 30, 2009. All of the warrants mentioned in this Item are currently exercisable at $2.75 per share and expire February 28, 2001. No. 9 includes the securities described in (c) below.

                    (c) All of the following trades were made in the last 60 days:

                  --------- -------------- ------------------ ------------------
                     Date    Transaction    Number of Shares    Price Per Share
                  --------- -------------- ------------------ ------------------
                    9/16/99   Purchase           30,000               1-3/4
                  --------- -------------- ------------------ ------------------
                    9/16/99   Purchase           30,000*               .50
                  --------- -------------- ------------------ ------------------
                    9/30/99   Option Grant     866,007                 N.A.
                  --------- -------------- ------------------ ------------------

                         *Warrants

                    (d)  None.

                    (e)  Not Applicable.

          VI.  Redwood  Holdings,  Inc. and Messrs.  Ruyan,  Hales,  Donelan and
               Hendy

                    (a) 2,652,142 shares or 27.9%. Includes 182,227 warrants to purchase Common Stock and 1,732,014 options to purchase Common Stock.

                    (b) See pages 2-6, nos. 7-10. Items 8 and 11 include warrants to purchase 182,227 shares of Common Stock and 1,732,014 options to purchase Common Stock. All of the options mentioned in this Item are exercisable upon the earliest of March 31, 2001, when the price of the Common Stock trades above $5 per share for twenty consecutive trading days or upon a change in control of Hemagen and expire September 30, 2009. All of the warrants mentioned in this Item are currently exercisable at $2.75 per share and expire February 28, 2001.

                    (c)  See I(c), II(c), III(c), IV(c) and V(c) above.

                    (d)  None.

                    (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Redwood Holdings, Inc. and Messrs. Ruyan, Hales, Donelan and Hendy have agreed to vote their shares and act in concert with respect to their objectives as to Hemagen.

Item 7. Material to be filed as Exhibits.

     1. Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934

     2. Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Dated: October 11, 1999                       *
                                            ------------------------------------
                                            Jerry L. Ruyan


                                              *
                                            ------------------------------------
                                            William P. Hales



                                             *
                                            ------------------------------------
                                            Thomas A. Donelan



                                             *
                                            ------------------------------------
                                            Christopher P. Hendy




                                            *By:   /s/F. Mark Reuter
                                                --------------------------------
                                                      F. Mark Reuter
                                                      Attorney-in-Fact

                                    EXHIBIT 1

                                POWER OF ATTORNEY


     I, JERRY L. RUYAN, hereby appoint GARY P. KREIDER and F. MARK REUTER, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

     IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of October, 1999.



                                           /s/Jerry L. Ruyan
                                          ---------------------------------
                                          JERRY L. RUYAN

                                    EXHIBIT 1

                                POWER OF ATTORNEY


     I, THOMAS A. DONELAN, hereby appoint GARY P. KREIDER and F. MARK REUTER, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

     IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of October, 1999.




                                               /s/Thomas A. Donelan
                                              --------------------------------
                                              THOMAS A. DONELAN

                                    EXHIBIT 1

                                POWER OF ATTORNEY


     I, WILLIAM P. HALES, hereby appoint GARY P. KREIDER and F. MARK REUTER, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

     IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of October, 1999.




                                                  /s/William P. Hales
                                                 ----------------------------
                                                 WILLIAM P. HALES

                                    EXHIBIT 1

                                POWER OF ATTORNEY


     I, CHRISTOPHER P. HENDY, do hereby appoint GARY P. KREIDER and F. MARK REUTER, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

     IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of October, 1999.



                                             /s/Christopher P. Hendy
                                            --------------------------------
                                            CHRISTOPHER P. HENDY

                                    EXHIBIT 1

                                POWER OF ATTORNEY


     As President of REDWOOD HOLDINGS, INC., I, Thomas A. Donelan, hereby appoint GARY P. KREIDER and F. MARK REUTER, or either of them, as the true and lawful attorney-in-fact of Redwood Holdings, Inc. to sign on its behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by Redwood Holdings, Inc. pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

     IN WITNESS WHEREOF, I have hereunto set my hand on behalf of Redwood Holdings, Inc. this 11th day of October, 1999.


                                     REDWOOD HOLDINGS, INC.

                                      By: /s/ Thomas A. Donelan
                                         -----------------------------------
                                              Thomas A. Donelan
                                              President

                                    EXHIBIT 2



                                    AGREEMENT


     This Agreement ("Agreement") executed this 30th day of September, 1999 is by and among MR. WILLIAM P. HALES, MR. JERRY L. RUYAN, MR. THOMAS A. DONELAN, MR. CHRISTOPHER P. HENDY and REDWOOD HOLDINGS, INC.(collectively, the "Shareholders").

     WHEREAS,   as  of  the  date  of  this  Agreement,   the  Shareholders  own
approximately 27.9% of the common stock (the "Common Stock"), of Hemagen Diagnostics, Inc., a Delaware corporation;

     WHEREAS, the Shareholders may be deemed to be the beneficial owners of the Common Stock pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934; and

     WHEREAS, the Shareholders from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934 concerning their ownership of Common Stock.

     NOW, THEREFORE, in consideration of the premises the Shareholders agree:

     1. That the Shareholders do hereby agree to file jointly with the Securities Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of the Shareholders pursuant to Section 13(d) of the Securities Exchange Act of 1934.

     2. This Agreement shall be governed in accordance with the laws of Ohio, may be amended only in writing and may be terminated by either party upon ten days written notice. In the event of termination, each party shall remain liable for his or her shares of the expenses incurred to the date of termination and shall promptly pay their share of expenses, upon receipt of invoice, to the remaining party.

     IN WITNESS WHEREOF, the parties have executed this Agreement on the date set forth above.

                                               s/William P. Hales
                                               ---------------------------------
                                                 William P. Hales


                                               /s/Jerry L. Ruyan
                                               ---------------------------------
                                                  Jerry L. Ruyan


                                               /s/Thomas A. Donelan
                                               ---------------------------------
                                                  Thomas A. Donelan


                                              /s/Christopher P. Hendy
                                              ----------------------------------
                                                 Christopher P. Hendy


                                            REDWOOD HOLDINGS, INC.


                                            By:/s/ Thomas A Donelan
                                               ---------------------------------
                                                   Thomas A. Donelan
                                                   President